Exhibit 99.1

Tricon Prices $416 Million Securitization at Weighted Average Yield of 5.86%, Further Reducing Floating Rate Debt

TORONTO--(BUSINESS WIRE)--June 29, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, announced today that it has priced its 2023-SFR1 securitization transaction.

The transaction, involving the issuance and sale of 5 offered classes of fixed-rate certificates with a total face amount of $416.4 million, was priced at a weighted average yield of approximately 5.86% with a term to maturity of approximately 5 years. The transaction reflected strong demand, with subscriptions of 3.5x the offered amount and participation from 26 investors, including four new to Tricon. The transaction proceeds represent 57% of the value of the securitized portfolio which includes 2,116 single-family rental properties within the SFR JV-2 investment vehicle (“SFR JV-2”). The transaction is expected to close on or about July 11, 2023.

The 5.86% weighted average yield represents an attractive cost of financing that is in line with Tricon’s acquisition cap rates for single-family rental homes in the current market environment. The proceeds of the transaction will be used to repay floating rate debt that was temporarily used to fund acquisitions within SFR JV-2, thereby reducing the Company’s floating rate debt exposure by approximately 500 basis points to 21% of total debt from 26% in Q1/231.

The offering of certificates is being made through Morgan Stanley & Co. LLC as sole structuring agent, joint bookrunner, and co-lead manager, BofA Securities, Inc. as joint bookrunner and co-lead manager, Deutsche Bank Securities Inc. as joint bookrunner and co-lead manager, Mizuho Securities USA LLC as joint bookrunner and co-lead manager and RBC Capital Markets, LLC as joint bookrunner and co-lead manager. The various classes of offered certificates have been rated on a preliminary basis by Moody’s Investors Service and Kroll Bond Rating Agency.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

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Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include the anticipated completion and pricing of any securitization transaction, the availability or anticipated use of any surplus transaction proceeds, and the resultant impact on the Company’s debt profile. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Factors that could cause actual results to differ include Tricon’s ability to execute the securitization transaction upon terms acceptable to the Company. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons including but not limited to the assumptions, risks and uncertainties described above. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.

The certificates will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The certificates will be offered and sold in the United States in accordance with Rule 144A. This press release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the certificates in any jurisdiction in which such offer, solicitation or sale would be unlawful under the laws of such jurisdiction.

[1] Reflects Tricon’s proportionate debt balance.

Contacts

For further information:
Wissam Francis
EVP & Chief Financial Officer
Email: IR@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets